

16021634

S[illegible] COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 10 2016
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veber Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 NW 11th Ave
(No. and Street)

Portland (City) OR (State) 97209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Veber 503-229-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

RECEIVED
2016 AUG 10 PM 4:16
SEC / TM

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GAYLE L. VEBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VEBER PARTNERS LLC, as of DEC 31ST, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public



OFFICIAL STAMP
JEFFREY DUANE BOTTGER
NOTARY PUBLIC-OREGON
COMMISSION NO. 934383
MY COMMISSION EXPIRES DECEMBER 01, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Veber Partners, LLC

We have audited the accompanying statement of financial condition of Veber Partners, LLC as of December 31, 2015, and the related statements of income changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Veber Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veber Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Veber Partners, LLC's financial statements. The supplemental information is the responsibility of Veber Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

VEBER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

A S S E T S

CURRENT ASSETS:	
Cash	$ 57,073
Accounts receivable	123,500
Total current assets	180,573
FURNITURE AND EQUIPMENT	73,747
Less-Accumulated depreciation	(69,202)
Net furniture and equipment	4,545
NON-MARKETABLE SECURITIES (Note 5)	2
Total assets	$185,120

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 1,306
Total current liabilities	1,306
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	183,814
Total liabilities and equity	$185,120

The accompanying notes are an integral part of this statement.

VEBER PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Financial consulting and retainer fees	$137,308
Success fees	236,480
Other revenue, billing adjustments	(1,231)
Total revenue	372,557
OPERATING EXPENSES:	
Employee compensation and benefits	110,614
Payroll taxes	6,653
Member compensation and benefits	1,141
Advertising and promotion	2,922
Professional and consulting fees	43,342
Rent	85,800
General and administrative expense	93,449
Depreciation	2,709
Total operating expenses	346,630
Net income (loss)	$ 25,927

The accompanying notes are an integral part of this statement.

Revenue Recognition and Accounts Receivable

The Company has three principal sources of revenues: financial consulting fees, retainers, and success fees. Typically, all fees are negotiated between the Company and its clients. The Company records revenue when it is earned and in accordance with the terms of its contracts with its clients. Accounts receivable represent billings to clients which remain unpaid at the balance sheet date. Management evaluates trade accounts on a regular basis and when an account is considered uncollectible, it is written off. There were no accounts receivable written off in 2015. At December 31, 2015, receivables more than 90 days past due were $0. In management's opinion, a reserve for doubtful accounts is not necessary.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Minor repairs, which do not improve or extend the useful lives of the assets are expensed as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Depreciation is computed using the straight-line method over the estimated useful service lives of the assets.

Asset Class	Lives
Computers	5 years
Office equipment and furniture	5-7 years
Software	3-5 years
Leasehold improvements	7-15 years

Depreciation expense was $2,709 in 2015.

Income Taxes

For income tax purposes the Company is considered a partnership. A partnership is a pass-through entity which pays no income taxes. Rather, all items of income and expense are passed through to the member partners who include the income in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements of the Company.

Cash Flows

The Company presents its cash flows using the indirect method. For purposes of cash flow presentation, the Company considers all currency on hand and demand deposits with financial institutions to be cash. The Company paid no income tax or interest in 2015.

Uncertain Tax Positions

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken a tax position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any open tax years. The Company believes it is no longer subject to income tax examinations for years prior to 2012.

Subsequent Events

For purposes of evaluating the effect of subsequent events on these financial statements, known events occurring through February 22, 2016, the date of the date the statements were available to be issued have been considered.

2. CONCENTRATIONS:

The Company's revenues are generated by a limited number of clients. In 2015, the three largest clients accounted for 80% of revenue and the largest client accounted for 38% of total revenue. Given the nature of the Company's business, revenues in 2016 are likely to be generated by different clients than those who generated revenues in the past.

3. RETIREMENT PLAN:

The Company sponsors a defined contribution retirement plan. The plan covers all employees who are 21 years old. The plan has a thrift feature (i.e. a 401(k) provision) which allows participants to contribute a portion of their wages to the plan on a pretax basis. Also, at its discretion, the Company may make a contribution to the plan each year. In 2015 the Company did not make any contributions to the plan.

4. COMMITMENTS:

The Company leases its offices under a five year lease which expires in November 2017. The building is owned by Pearl Properties, LLC, an entity owned by Mr. and Mrs. Veber. The building lease provides that the Company pays for all utilities, taxes, insurance and maintenance. The rent was $7,800 per month in 2015. Total rent expense paid to Pearl Properties was $85,800 in 2015. The remaining obligation at December 31, 2015 calls for total payments of $93,600 in 2016 and $85,800 in 2017.

5. NON-MARKETABLE SECURITIES:

Closely held investments include warrants to purchase common stock in Instructional Technologies, Inc. and Routeware, Inc. These investments are carried at cost of $2.

6. MINIMUM NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $55,767 and its ratio of aggregate indebtedness to net capital was .026 to 1.

7. CREDIT RISK:

In the normal course of business the Company may provide service or advance expenses which are subsequently billed to their clients. Typically, the Company does not have access to collateral for these billings. The Company's credit history is excellent and no reserve for uncollectable receivables is considered necessary.

The Company maintains checking and money market accounts in a commercial bank. Cash in these accounts may at times exceed the FDIC insured limit of $250,000.

SCHEDULE I

VEBBR PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL:	
Total members' equity at December 31, 2015	$183,814
Deductions of non-allowable assets -	
Client receivables	(123,500)
Furniture and equipment, net	(4,545)
Other investments	(2)
Total deductions	(128,047)
Net capital	55,767
Minimum net capital required	5,000
Excess of net capital on hand over minimum required net Capital	$ 50,767
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition -	
Accounts payable	$ 1,306
Other accrued liabilities	-
Total aggregate indebtedness	$ 1,306
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.026 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
(Included in Part IIA Form X-17A-5 as of December 31, 2015)	
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$ 55,767
Audit adjustment	-
Net capital per above	$ 55,767

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

VEBER PARTNERS, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Veber Partners, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Veber Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Veber Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Veber Partners, LLC stated that Veber Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Veber Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Veber Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

VEBER PARTNERS
NASD Member

Private Investment Banking
For Northwest Companies
605 NW 11th Avenue
Portland, Oregon 97209-3235
Phone: (503) 229-4400
Fax: (503) 227-5067
advisors@veber.com
http://www.veber.com

Assertions Regarding Exemption Provisions

We, as members of management of Veber Partners ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Veber Partners

By:



Gayle Veber, Managing Partner

2/15/2016
(Date)